Writer’s Direct Number	Writer’s E-mail Addres0s
212.756.2376	eleazer.klein@srz.com

April 15, 2015

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk Senior Special Counsel, Division of Corporation Finance Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:	Ambac Financial Group, Inc. (“Ambac” or the “Company”) Responses to Letter dated April 13, 2016 with respect to Preliminary Proxy Statement on Schedule 14A filed on April 8, 2016 File No. 1-10777

Dear Ms. Chalk:

On behalf of Canyon Capital Advisors LLC and certain of its affiliates (collectively, the “Filing Persons”), we are responding to your letter dated April 13, 2016 (the “SEC Comment Letter”) in connection with the Preliminary Proxy Statement on Schedule 14A filed on April 8, 2016 (the “Preliminary Proxy Statement”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff in the SEC Comment Letter. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

Preliminary Proxy Statement filed on April 8, 2016

General

1.	Revise to clearly and fully describe the interests of Canyon and the other participants in this solicitation not shared by other Ambac stockholders generally. Your expanded disclosure should describe ownership interests in all of the Company’s securities, as well as your status as a creditor of the Company. It should include relationships with or ownership interests in Ambac’s affiliates. This list of potential interests in the solicitation is not intended to be exclusive and may include other aspects of your relationship with Ambac. This new disclosure should appear prominently at the forepart of the revised proxy statement.

In response to your comment, the Filing Persons have revised the disclosure in the second paragraph on page 2 of the Revised Proxy Statement, which states:

“As of close of business on the Record Date, Canyon beneficially owned (i) 2,219,290 shares of Common Stock, (ii) $259,254,881 in aggregate amount outstanding of 5.1% surplus notes due June 7, 2020 issued by Ambac Assurance, and (iii) certain Company-insured residential mortgage backed securities, each as further described on Annex I.”

2.	See our comment above. Your expanded disclosure should describe the potential impact of a successful solicitation on the participants’ interests in the Company. Even though you will not obtain majority control, you should address the influence Mr. Arnold might have in effecting changes that could benefit Canyon if he is elected to the Board.

In response to your comment, the Filing Persons have revised the disclosure on page 2 of the Revised Proxy Statement to add the following:

“Canyon believes Mr. Arnold possesses operating experience more relevant than that of Mr. Stein in successfully guiding companies through restructurings and in dealing with the types of structured products which Ambac is exposed to. Canyon believes that Mr. Arnold will improve the Board’s ability to develop and implement strategy and make critical decisions in the best interests of its stockholders by working with Ambac’s management and the Board on a plan to (i) deploy capital for liability management, such as commutations and buybacks, (ii) pursue operational improvements, (iii) maximize the value of existing balance sheet assets, and (iv) maximize capital return to stockholders.”

In addition, the Filing Persons respectfully note that while to the Company’s claims in its proxy materials that Canyon is seeking to put a “creditor advocate” on the Board, the Company itself has pointed out

“that the rehabilitator of the Segregated Account retains sole discretion as to the timing and level of payments of Segregated Account obligations and any plan for the Segregated Account to exit rehabilitation must satisfy the rehabilitator and the rehabilitation course.”[1]

3.	See our last two comments above. Proxy materials filed by the Company yesterday note that it was approached by a broker “offering to sell Ambac a package of Ambac- Insured Residential Mortgage Securities matching Canyon’s previously publicly disclosed CUSIP numbers and position sizes, at a 17% premium to market value.” Your revised disclosure describing your interests in the solicitation should describe your ownership of these and any other types of financial instruments associated with Ambac, and should address whether you attempted to sell such securities to the Company at a premium.

In response to your comment, the Filing Persons respectfully note that Canyon did not attempt to sell its holdings to the Company and neither did it direct nor authorize any person to approach Ambac with a proposal for Ambac to repurchase Canyon’s Ambac-insured RMBS holdings at a premium, or at any price for that matter. As Ambac’s proxy materials note, Canyon’s CUSIPs are public, having been filed with the SEC, and any broker can reference them. In response to the Staff’s request for revised disclosure describing Canyon’s interests in the solicitation, the Filing Persons respectfully refer the Staff to the response to comment 1.

Background to the Solicitation, page 5

4.	Explain what you mean by “financial run-off experience” in the first paragraph of this section.

In response to your comment, the Filing Persons have revised the disclosure in the first paragraph on page 3 of the Revised Proxy Statement.

5.	Expand the fourth paragraph in this section to describe the potential exchange transaction discussed with Ambac in July 2015. Explain your assertion that “Canyon believes this proposed transaction would have had a detrimental impact to stockholders and would have benefitted no one other than Ambac’s management.”

In response to your comment, the Filing Persons have revised the disclosure in the fourth paragraph on page 3 of the Revised Proxy Statement to include additional details on the potential transaction and Canyon’s beliefs regarding such a transaction.

6.	Where you describe your interests in this solicitation in response to our comments above, explain your holdings of “outstanding policy obligations and surplus notes in the Ambac Assurance Segregated Account.” Your expanded disclosure should explain the nature of these financial instruments and holdings and how they could be impacted if you are successful in your solicitation.

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[1] Ambac Q4 2015 Bloomberg Earnings Call Transcript (Feb. 19, 2016) (emphasis added).

In response to your comment, the Filing Persons have revised the disclosure in Annex I of the Revised Proxy Statement to include additional details on the nature of these financial instruments and holdings and how they could be impacted if Canyon is successful in its solicitation.

Even if Mr. Arnold is elected to the Board, the Wisconsin Rehabilitator will retain the sole discretion to adjust claim payments, to make payments on deferred amounts and to make payments on surplus notes.[2] Canyon does not believe that it has any conflict of interest with other stockholders as a result of its holdings of claims and surplus notes. As noted by the Wisconsin Court of Appeals, "the segregated account is actually a part of Ambac and therefore what is in the best interests of Ambac as a whole is also in the best interests of the policyholders in the segregated account,"[3] including Canyon.

7.	Detail the issues discussed in your March 18, 2016 meetings with Ambac representatives, and summarize those discussions.

In response to your comment, the Filing Persons respectfully note that the representatives of Canyon and Ambac agreed that in order to facilitate the discussion during the March 18, 2016 meeting, the contents of such discussion would remain confidential. In addition, the Filing Persons do not believe that a reasonable investor would consider a summary of such discussion significant in the context of the disclosures already made regarding Canyon and Ambac’s communications. Nonetheless, the Filing Persons have revised the disclosure on page 4 of the Revised Proxy Statement.

8.	In the next paragraph, summarize the “major concerns, including those expressed by multiple employees (current and former) of Ambac” in your March 28, 2016 meetings with Company representatives.

In response to your comment, the Filing Persons have revised the disclosure on page 4 of the Revised Proxy Statement to summarize such concerns.

9.	Explain why you elected to drop the nominations of your two additional nominees to the Board and to retain only Mr. Arnold as a candidate for the Board of Directors. Why did the appointment of Messrs. Herzog and Haft cause you to nominate only one director candidate versus three, as you had originally contemplated?

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[2] "The Rehabilitator may, in his sole and absolute discretion, makes Deferred Payments in respect of each Deferred Amount and/or increase the Interim Payment Percentage from time to time in accordance with the Payment Guidelines." Plan of Rehabilitation, As Amended, §2.02 (June 12, 2014) (emphasis added).

[3] Nickel v. Wells Fargo Bank, 2013 WI App. 129, ¶ 73, 351 Wis. 2d 539, 841 N.W.2d 482 (Wis. Ct. App. 2013).

In response to your comment, the Filing Persons have revised the disclosure on page 5 of the Revised Proxy Statement.

Proposal 1: Election of Directors, page 7

10.	Given your criticisms of Mr. Tavakoli including your assertions about his lack of relevant qualifications and expertise to lead Ambac, explain why you aren’t seeking to replace him on the Board in rounding out your slate with Company nominees.

In response to your comment, the Filing Persons have revised the disclosure in the second paragraph on page 6 of the Revised Proxy Statement.

Form of Proxy

11.	Consider revising the form of proxy to advise shareholders where they can find information about the Company nominees being used to round out your slate, and to state that there is no guarantee that Company nominees will agree to serve with Mr. Arnold if he is elected. Refer to “Regulation of Communications Among Shareholders,” Exchange Act Release No. 31326 (October 16, 1992) for guidance on the format of the proxy card in short slate elections.

In response to your comment, the Filing Persons have revised the disclosure on the Form of Proxy in the Revised Proxy Statement to add such disclosure.

* * *

Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

Encls.